Reporting Person:	Future Fund Board of Guardians
Issuer & Ticker Symbol:	Rouse Properties, Inc. [RSE]
Date of Event Requiring Statement:	January 12, 2012

Explanation of Responses:

(1) The shares of Common Stock are held directly by Brookfield Retail Holdings II LLC, a Delaware limited liability company (“BRH II”).  The Reporting Person, as the holder of Class A interests in BRH II, may be deemed to have an indirect pecuniary interest in an indeterminate portion of the shares of Common Stock that are directly beneficially owned by BRH II. In accordance with Instruction 5(b)(iv), the entire amount of the Common Stock held by BRH II is reported herein.  The Reporting Person disclaims beneficial ownership of all shares of Common Stock that are beneficially owned by BRH II, except to the extent of any indirect pecuniary interest therein.